Exhibit 99.2

Melco Resorts Finance Limited’s Recent Updates

In this update, “we,” “us,” “our,” and “Group” refer to Melco Resorts Finance Limited (“Melco Resorts Finance”), a wholly-owned subsidiary of Melco Resorts & Entertainment Limited, and Melco Resorts Finance’s consolidated subsidiaries, collectively, and the “Company” refers to Melco Resorts Finance.

FORWARD-LOOKING STATEMENTS

This update contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. All statements other than statements of historical fact in this update are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

•	our goals and strategies;

•	the material impact of the global Covid-19 pandemic on our business, financial results and liquidity, which could worsen and persist for an unknown duration;

•	the reduced access to our target markets due to travel restrictions, and the potential long-term impact on customer retention;

•	the expected growth of the gaming and leisure market in Macau and visitation in Macau;

•

restrictions or conditions on visitation by citizens of mainland China to Macau, including in connection with the Covid-19 pandemic, such as the significant visa restrictions currently in place for entry into Macau, with respect to which we are unable to predict when all, or any of, such travel restrictions will be eased, or the period of time required for tourism to return to pre-pandemic levels (if at all);

•

the impact on the travel and leisure industry from factors such as an outbreak of an infectious disease, such as Covid-19 pandemic, extreme weather patterns or natural disasters, military conflicts and any future security alerts and/or terrorist attacks or other acts of violence;

•	general domestic or global political and economic conditions, including in China and Hong Kong, which may impact levels of travel, leisure and consumer spending;

•	our ability to successfully operate our casinos;

•	our ability to extend or renew our gaming subconcession beyond its current expiration date in 2022;

•	our ability to obtain or maintain all required governmental approval, authorizations and licenses for our operations;

•	our compliance with conditions and covenants under the existing and future indebtedness;

•	capital and credit market volatility;

•	our ability to raise additional capital, if and when required;

•	our entering into new development and construction projects and new ventures in or outside of Macau;

•	construction cost estimates for our development projects, including projected variances from budgeted costs;

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increased competition from other casino hotel and resort projects in Macau and elsewhere in Asia, including the three concessionaires (SJM, Wynn Macau and Galaxy) and subconcessionaires (including MGM Grand and Venetian Macau) in Macau;

•	government policies and regulation relating to the gaming industry, including gaming license approvals in Macau and the legalization of gaming in other jurisdictions, and the leisure market in Macau;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau;

•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;

•	the completion of infrastructure projects in Macau;

•	our ability to retain and increase our customers;

•	our ability to offer new services and attractions;

•	fluctuations in occupancy rates and average daily room rates in Macau;

•	our future business development, financial condition and results of operations;

•	the expected growth in, market size of and trends in the market in Macau;

•	expected changes in our revenues, costs or expenditures;

•	our expectations regarding demand for and market acceptance of our brand and business;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	cybersecurity risks including misappropriation of customer information or other breaches of information security;

•	our ability to protect our intellectual property rights;

•	growth of and trends of competition in the gaming and leisure market in Macau;

•	general economic and business conditions globally and in Macau;

•	the outcome of any current and future litigation; and

•	other factors described under “Risk Factors”.

You should read this update with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this update include additional factors which could adversely impact our business and financial performance. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and in an evolving and heavily regulated environment. We have a highly leveraged business model. New risk factors and uncertainties may emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this update relate only to events or information as of the date on which the statements are made in this update. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this update completely and with the understanding that our actual future results may be materially different from what we expect.

This update also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable.

PRESENTATION OF FINANCIAL INFORMATION

This update contains non-GAAP financial measures and ratios, including Adjusted EBITDA that is not required by, or presented in accordance with, U.S. GAAP. We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance. We use non-GAAP financial measures as measures of the operating performance of our business and to compare the operating performance of our business with that of our competitors. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies, since they are not uniformly defined, and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results reported under U.S. GAAP. Non-GAAP financial measures and ratios are not measurements of our performance under U.S. GAAP and should not be considered as alternatives to operating income or net profit or any other performance measures derived in accordance with U.S. GAAP or any other generally accepted accounting principles. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements that would be required for such replacements; and

•	some of the items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will in the future be made.

SUMMARY

Recent Developments

Impact of the Covid-19 outbreak and Preliminary Second Quarter of 2020 Information

In January 2020, an outbreak of Covid-19 was identified and has since spread throughout much of the world. The Covid-19 outbreak had an adverse effect on our results of operations and financial condition in the first quarter of 2020, which has persisted into the second quarter of 2020 and beyond.

Our casino operations in Macau were closed for a 15-day period in February 2020 and resumed operations on a reduced basis on February 20, 2020, with Altira resuming operation on February 24, 2020. However, certain health safeguards, such as limiting the number of seats per table game, slot machine spacing, temperature checks, mask protection, and health declarations remain in effect at the present time. Additionally, visitation to Macau has fallen significantly since the outbreak of Covid-19. Total visitation from mainland China to Macau decreased by 97.2%, 96.3%, 99.6% and 99.4% in February, March, April and May 2020, respectively, compared to the same periods in 2019. The decrease in visitation is driven by the outbreak’s strong deterrent effect on travel and social activities, the Chinese government’s suspension of its visa and group tour schemes that allow mainland Chinese residents to travel to Macau, quarantine measures, travel and entry restrictions and conditions in Macau, Hong Kong and certain cities and regions in mainland China, the suspension of ferry services and other modes of transportation regionally, and, bans on entry or enhanced quarantine requirements, depending on the person’s nationality, residency and their recent travel history, for any Macau residents and imported labor, PRC citizens, Hong Kong residents and Taiwan residents attempting to enter Macau. Generally, persons who are not residents of the Greater China area are barred from entry to Macau at this time.

While most of the abovementioned travel restrictions and quarantine requirements continue to weigh on visitation to Macau, beginning in June 2020 certain of these restrictions are being eased as the region gradually recovers from the Covid-19 outbreak. It has been announced that certain groups of people including students, teachers and certain non-resident workers who are PRC citizens can travel between Macau and Zhuhai, a PRC city adjacent to Macau, subject to certain health declaration and testing requirements. Quarantine requirements for those traveling between Hong Kong and Macau have been announced to remain effective until at least August 7, 2020, at which time they will be reviewed. Since June 30, 2020, however, there has been an increase of confirmed cases in Hong Kong. There is no assurance that existing quarantine requirements for travel between Hong Kong and Macau will not be subject to further extensions. In the initial phase of opening travel channels between Macau and other regions in Greater China, it is expected that visitors seeking entry to Macau will need to test negative for Covid-19 before entering Macau. We are currently unable to determine when these measures will be lifted from additional regions and cities throughout China and lifted measures may be reintroduced if there are adverse developments in the Covid-19 situation in Macau and other regions with access to Macau.

As of June 30, 2020, we held cash and cash equivalents of US$670.7 million and restricted cash of US$0.3 million, and we also had HK$12.12 billion (equivalent to US$1.56 billion) under the 2020 Credit Facilities and HK$1.0 million (equivalent to US$129,000) under the 2015 Revolving Credit Facility which remain available for future drawdown, subject to satisfaction of certain conditions precedent. As of June 30, 2020, the total principal amount of our outstanding indebtedness was US$3.35 billion, consisting of the 2019 Notes due 2029 with a principal amount of US$900 million, the 2019 Notes due 2027 with a principal amount of US$600 million, the 2019 Notes due 2026 with a principal amount of US$500 million, the 2017 Notes with a principal amount of US$1.00 billion, the 2015 Credit Facilities due June 2022 with a drawdown of principal amount of HK$1.0 million (equivalent to US$129,000) and the 2020 Credit Facilities due April 2025 with a drawdown of principal amount of HK$2.73 billion (equivalent to US$352.2 million).

Following the entry into the 2020 Credit Facilities in April 2020 and the drawdown thereunder in May 2020 and the loan repayments and commitment cancellations of the 2015 Credit Facilities using a portion of the proceeds from such drawdown in May 2020, HK$12.12 billion (equivalent to US$1.56 billion) under the 2020 Credit Facilities and a HK$1.0 million (equivalent to US$129,000) revolving credit facility under the 2015 Credit Facilities are available for future drawdowns, subject to satisfaction of certain conditions precedent.

According to the DICJ, gross gaming revenues in Macau declined by 96.8%, 93.2% and 97.0% in April 2020, May 2020 and June 2020, respectively, as compared to the same periods in 2019. We expect that gross gaming revenues in Macau will continue to be negatively impacted by the significant travel bans or restrictions, visa restrictions and quarantine and social distancing requirements so long as these restrictions remain in place. As the disruptions from the Covid-19 outbreak are ongoing, any recovery from such disruptions will depend on future developments, such as the duration of travel and visa restrictions and customer sentiment and behavior, including the length of time before customers resume traveling and participating in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the Covid-19 outbreak on consumer behavior related to discretionary spending and traveling, all of which are highly uncertain. However, if business levels resume, we expect to achieve break-even Adjusted EBITDA upon reaching approximately 35% to 40% of our historical gross gaming revenues run-rate.

We have taken various mitigating measures to manage through the current Covid-19 outbreak challenges, such as implementing a cost reduction program to minimize cash outflow of non-essential items and rationalizing our capital expenditure program with deferrals and reductions which benefits our balance sheet. During the second quarter of 2020, our average daily operating costs were approximately US$1.5 million, reflecting a decrease from the run-rate levels in the first quarter of 2020.

The discussion above is based on preliminary expectations of financial information available to us. Actual results could differ materially from the information discussed above. This information reflects management’s current views and expectations and may change as a result of management’s review of results and other factors, including the wide variety of business, economic and competitive risks and uncertainties or items described under “Forward-Looking Statements,” including factors that affect the Macau gaming industry generally. Prospective investors should exercise caution in relying on this information and should not draw any inferences from this information regarding financial or operating data not yet provided or available. This preliminary information is subject to the completion and the preparation of the condensed consolidated financial statements as of and for the three and six months ended June 30, 2020.

RISK FACTORS

Risks Related to our Business

We generate substantially all of our cash flow from our properties in Macau and, as a result, we are subject to greater risks than a gaming company which operates in more geographical regions.

All of our operations are in Macau and our revenues may be materially affected by any disruption or downturns in the Macau gaming market. The dividends and distributions that our direct and indirect subsidiaries pay to us serve as our primary sources of cash and are derived from the earnings and cash flow generated by our operating properties in Macau.

While it had generally improved from the third quarter of 2016 to the last quarter of 2018, the Macau gaming market, according to the DICJ, experienced a decline in gross gaming revenues from 2014 to 2016. We believe such decline was primarily driven by a deterioration in gaming demand from China, which provides a core customer base for the Macau gaming market, as well as other restrictions including the imposition of travel restrictions and the implementation of smoking restrictions in casinos. According to the DICJ, gross gaming revenues in Macau declined by 3.4% on a year-over-year basis in 2019. We believe such year-over-year decline in 2019 was mainly driven by a decline in VIP gaming revenues in Macau and the slowdown in the Chinese economy. According to the DICJ, gross gaming revenues in Macau declined by 77.4% on a year-over-year basis in the first six months of 2020 as compared to the first six months of 2019. We believe such year-over-year decline in the first six months of 2020 was mainly due to the impact of the Covid-19 outbreak, which results in significant decline in inbound tourism, among other things. Further, according to the DICJ, gross gaming revenues in Macau declined by 96.8%, 93.2% and 97.0% in April 2020, May 2020 and June 2020, respectively, as compared to the same periods in 2019. We expect that gross gaming revenues in Macau will continue to be negatively impacted by the significant travel bans or restrictions, visa restrictions and quarantine and social distancing requirements so long as these restrictions remain in place. The disruptions to our operations caused by the Covid-19 outbreak have had a material effect on our financial condition, operations and prospects during the first quarter of 2020. As such disruptions are ongoing, such material adverse effects have persisted into the second quarter of 2020 and beyond. See “Summary—Recent Developments—Impact of the Covid-19 outbreak and Preliminary Second Quarter of 2020 Information.”

Because all of our operations are and will be primarily conducted based on our principal properties in Macau, we are and will be subject to greater risks resulting from limited diversification of our businesses and sources of revenues as compared to gaming companies with more operating properties in various geographic regions. These risks include, but are not limited to:

•	dependence on the gaming, tourism and leisure market in Macau;

•	limited diversification of businesses and sources of revenues;

•

a decline in air, land or ferry passenger traffic to Macau from China or other countries or areas due to higher ticket costs, fears concerning travel, travel restrictions or otherwise, including as a result of the outbreak of widespread health epidemics or pandemics, such as the recent outbreak of the Covid-19 or social unrest in Hong Kong;

•	a decline in economic and political conditions in Macau, China or Asia, or an increase in competition within the gaming industry in Macau or generally in Asia;

•	inaccessibility to Macau due to inclement weather, road construction or closure of primary access routes;

•	austerity measures imposed now or in the future by the governments in China or other countries in Asia;

•	tightened control of cross-border fund transfers and/or foreign exchange regulations or policies effected by the Chinese or Macau governments;

•	any enforcement or legal measures taken by the Chinese government to deter gaming activities and/or marketing of gaming activities;

•	changes in Macau governmental laws and regulations, including gaming laws and regulations, antismoking legislation, or interpretations thereof, as well as China travel and visa policies;

•	natural and other disasters, including typhoons, outbreaks of infectious diseases, terrorism or violent criminal activities, affecting Macau;

•	relaxation of regulations on gaming laws in other regional economies that could compete with the Macau market;

•	government restrictions on growth of gaming markets, including policies on gaming table allocation and caps; and

•	a decrease in gaming activities and other spending at our casinos.

Any of these developments or events could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.

An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations.

Our business could be, and in certain cases, such as the recent Covid-19 outbreak, has been materially and adversely affected by the outbreak of widespread health epidemics or pandemics, such as swine flu, avian influenza, severe acute respiratory syndrome (SARS), Middle East respiratory syndrome (MERS), Zika and Ebola. The occurrence of such health epidemics or pandemics, prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. Such events could significantly impact our industry and cause severe travel restrictions between China and Macau as well as temporary closures of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Such events may also indirectly and materially adversely impact our operations by negatively impacting the outlook, growth or business sentiment in the global, regional or local economy. The recent Covid-19 global outbreak has resulted in volatility in global capital markets, restrictions on travel within and between countries as well as public transportation, prolonged closures of workplaces and is expected to have a material adverse effect on the global economy, which may have a material adverse effect on our business, financial condition and results of operations.

Since December 2019, there have been reported cases of Covid-19 in Macau, the Philippines, Hong Kong, China, Singapore, South Korea, Japan, Iran, Europe, the U.S. and other parts of the world. On January 31, 2020, the Covid-19 outbreak was declared a global emergency by the World Health Organization. As a result of the Covid-19 outbreak, the PRC government suspended the issuance of group and individual travel visas from China to Macau and the Hong Kong SAR government suspended all ferry and helicopter services between Hong Kong and Macau. In addition, the Macau government required all casinos in Macau to be closed for a 15-day period in February 2020. Upon resumption of operations, casinos in Macau were required to implement health-related precautionary measures, including temperature checks, mask protection, health declarations and requirements that gaming patrons be stopped from congregating together, that the number of players and spectators at tables be limited to three to four, that gaming patrons be prohibited from sitting in adjacent seats at gaming tables and that gaming patrons and casino employees maintain minimum physical distances. According to the Macao Government Tourism Office, visitor arrivals to Macau during the Chinese New Year in 2020 decreased by approximately 78.3% on a year-over-year basis while, according to the DICJ, gross gaming revenues in Macau declined by 49.9% on a year-over-year basis in the first two months of 2020 as compared to the first two months of 2019. On March 11, 2020, the Covid-19 outbreak was declared a pandemic by the World Health Organization. As the Covid-19 outbreak continues to spread, Macau, China and other countries or regions have imposed new or modified existing travel restrictions and/or quarantine measures to further restrict or discourage individuals from traveling into or out of these countries or regions. For example, in March 2020, the Macau government announced the prohibition of all foreigners from entering Macau other than residents of Hong Kong and Taiwan, provided such residents undergo a mandatory 14-day quarantine upon entry into Macau and have not otherwise been to other areas in the preceding 14 days. The PRC government in March 2020 also announced further measures significantly reducing the movement of individuals between Macau and the province of Guangdong, including general requirements for those entering Guangdong province returning from Macau to be subject to a mandatory 14-day quarantine. According to the DSEC, visitor arrivals to Macau decreased by 81.1% on a year- over-year basis in the first five months of 2020 as compared to the first five months of 2019 while, according to the DICJ, gross gaming revenues in Macau declined by 77.4% on a year-over-year basis in the first six months of 2020 as compared to the first six months of 2019. Further, according to the DICJ, gross gaming revenues in Macau declined by 96.8%, 93.2% and 97.0% in April 2020, May 2020 and June 2020, respectively, as compared to the same periods in 2019. We expect that gross gaming revenues in Macau will continue to be negatively impacted by the significant travel bans or restrictions, visa restrictions and quarantine and social distancing requirements so long as these restrictions remain in place. The Covid-19 outbreak had an adverse effect on our results of operations and financial condition in the first quarter of 2020, which has persisted into the second quarter of 2020 and beyond. Our casino operations in Macau were closed for a 15-day period in February 2020 and resumed operations on a reduced basis on February 20, 2020, with Altira resuming operation on February 24, 2020. The Covid-19 outbreak has also caused severe disruptions to the businesses of our tenants and other business partners, which may increase the risk of them defaulting on their contractual obligations with us resulting in potential increases in our bad debts. The disruptions to our operations caused by the Covid-19 outbreak have had a material effect on our financial condition, operations and prospects during the first quarter of 2020. As such disruptions are ongoing, such material adverse effects have persisted into the second quarter of 2020 and beyond. See “Summary—Recent Developments—Impact of the Covid-19 outbreak and Preliminary Second Quarter of 2020 Information.”

Any recovery from such disruption will depend on future developments, such as the duration of travel and visa restrictions and customer sentiment, including the length of time before customers resume traveling and participating in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the Covid-19 outbreak on consumer behavior related to discretionary spending and traveling, all of which are highly uncertain. Given the uncertainty around the extent and timing of the potential future spread or mitigation of Covid-19 and around the imposition or relaxation of protective measures, we are unable to reasonably estimate the impact to our future results of operations, cash flows and financial condition.

We could encounter substantial cost increases or delays in the development of our projects, which could prevent or delay the opening of such projects.

We have certain projects under development or intended to be developed pursuant to our Parent’s expansion plan. The completion of these projects is subject to a number of contingencies, including adverse developments in applicable legislation, delays or failures in obtaining necessary government licenses, permits or approvals, disruptions to key supply markets, including shortages of, and price increases in energy, materials and skilled and unskilled labor, and inflation, including any disruptions resulting from the Covid-19 outbreak. The occurrence of any of these developments could increase the total costs or delay or prevent the construction or opening of new projects, which could materially and adversely affect our business, financial condition and results of operations. We may also require additional financing to develop our projects. Our ability to obtain such financing depends on a number of factors beyond our control, including market conditions such as the higher prospect of a global recession and a severe contraction of liquidity in the global credit markets caused by the effect of the recent large-scale global Covid-19 pandemic and recent decline in oil prices, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies and interest rates.

There is no assurance that the actual construction costs related to our projects will not exceed the costs we have projected and budgeted. In addition, construction costs, particularly labor costs, are increasing in Macau and we believe that they are likely to continue to increase due to the significant increase in building activity and the ongoing labor shortage in Macau. In addition, immigration and labor regulations as well as travel restrictions imposed as a result of the Covid-19 outbreak in Macau or China may limit or restrict our contractors’ ability to obtain sufficient laborers from China to make up for any shortages in available labor in Macau and help reduce construction costs. Continuing increases in construction costs in Macau will increase the risk that construction will not be completed on time, within budget or at all, which could materially and adversely affect our business, cash flow, financial condition, results of operations and prospects.

Definitions

“2015 Credit Facilities” refers to the HK$13.65 billion (equivalent to US$1.75 billion based on the exchange rate on the transaction date) senior secured credit facilities agreement dated June 19, 2015, entered into by Melco Resorts Macau Limited, our subsidiary and as borrower, comprising a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to US$500 million based on the exchange rate on the transaction date) with a term of six years and the 2015 Revolving Credit Facility;

“2015 Revolving Credit Facility” refers to a multi-currency revolving credit facility dated June 19, 2015 of HK$9.75 billion (equivalent to US$1.25 billion based on the exchange rate on the transaction date) with a term of five years;

“2019 Notes due 2026” refers to Melco Resorts Finance’s US$500 million 5.250% senior notes due 2026 issued in April 2019;

“2019 Notes due 2027” refers to Melco Resorts Finance’s US$600 million 5.625% senior notes due 2027 issued in July 2019;

“2019 Notes due 2029” refers to Melco Resorts Finance’s US$900 million 5.375% senior notes due 2029 issued in December 2019;

“2020 Credit Facilities” refers to the senior facilities agreement dated April 29, 2020, entered into between, among others, MCO Nominee One, as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as Joint Global Coordinators, under which lenders have made available HK$14.85 billion (equivalent to approximately US$1.92 billion) in a revolving credit facility for a term of five years;

“DICJ” refers to the Direccao de Inspeccao e Coordenacao de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

“DSEC” refers to the Statistics and Census Service of Macau, a department of the government of Macau;

“Galaxy” refers to Galaxy Casino, S.A., one of the three holders of a concession for the operation of casino games in Macau;

“Melco Resorts” and “Parent” refer to Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with its American depositary shares listed on the Nasdaq Global Select Market;

“MGM Grand” refers to MGM Grand Paradise, S.A., one of the three holder(s) of a subconcession for the operation of casino games in Macau;

“SEC” refers to the U.S. Securities and Exchange Commission;

“SJM” refers to Sociedade de Jogos de Macau, S.A., one of the three holders of a concession for the operation of casino games in Macau;

“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

“Wynn Macau” refers to Wynn Resorts (Macau) S.A., one of the three holders of a concession for the operation of casino games in Macau.

The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes are required to inform themselves about, and to observe, any such restrictions. This document is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities referred to herein or any securities of the Company or Melco Resorts. Nothing in this document constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Safe Harbor Statement

This document contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this document is as of the date of this document, and the Company undertakes no duty to update such information, except as required under applicable law.